[Dome Audio Inc.]



Annual Report
2020

Annual Report 2020

Throughout this document, mentions of [Dome Audio Inc.] refer to [**Dome Audio Inc.**], a [**C corporation**] formed on [**May 10, 2019**] in [**Delaware, USA**] (the "Company"). The Company's physical address is [**47 US Highway 46, Hackettstown, New Jersey, 07840**].

You may contact the Company by emailing [**connect@domeaudioinc.com**]. This annual report is posted on the Company's website, [**domeaudioinc.com**]. The Company may provide additional, occasional updates to investors via Netcapital.com.

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control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized, and date of organization), physical address, and website of the Company? (§ 227.201(a))

[**Dome Audio Inc.**] ("[COMPANY]" or "Company") is a corporation formed on [**May 10, 2019**], in [**Delaware, USA**]. The Company's physical address is [**47 US Highway 46, Hackettstown, New Jersey, 07840**]. The Company's website may be accessed at [**domeaudioinc.com**].

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions, and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

[Ben L. White]

*Board positions with [***Dome Audio Inc.***]*

Dates	Position	Principal Occupation
2019 - Present	Chairman	Board Leadership

*Positions with [***Dome Audio Inc.***]*

Dates	Position	Responsibilities
2019 - Present	CEO, CTO	Company Leadership and IP Development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2019 - Present	**Dome Audio Inc.**	

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

[**Ben L. White**] owns [**22,125,000**] shares of [TYPE IE: **COMMON STOCK**], representing a voting power of [**88.3%**].

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

"Dome Audio Inc. was founded in 2017 under the original name of "Dome Beats, LLC". The company's goal is to offer premium audio headphones to consumers worldwide. Dome Audio is the patent pending producer of a Surround Sound Bone Conduction Headphone, which provides both open and closed ear listening. Open ear listening allows audio content (music, navigation, news or podcast) to be heard in full fidelity while simultaneously hearing important ambient sounds in the environment. Closed ear listening is achieved by attaching Dome's noise cancellation covers. Dome Audio plans to sell its products through its website, strategic boutique partnerships and eventually its own boutique stores, positioned strategically around the world. In parallel to establishing a presence in the market, Dome plans to collaborate with other brands, celebrities, ambassadors, and social media influencers to scale its business."

5. How many employees do the Company currently have? (§ 227.201(e))

Five

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

If the company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing, production, etc., or otherwise, commercialize its products.

2.   Because the company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The company is in an early stage of development and, therefore, has a limited history of operations.

3.	Because the company is focused on product development, the company has not generated any product revenues to date. The company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

4.	There can be no assurance that the company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

5.	The company will require substantial future capital in order to continue to conduct the development and production activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the company's business, financial condition, and results of operations because the company would be left without the capital required to complete product development, or establish sales, marketing, and manufacturing capabilities.

6.	The company is faced with all of the risks associated with a company in the early stage of development. In addition, the company's business is subject to numerous risks associated with a new company engaged in the production of consumer electronics. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated production difficulties such as product redesigns, failure to acquire quality components and parts at favorable prices, problems with product quality control, and product recall.

7.	The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering.

8.	Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9.	The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While

you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. There is no present market for the Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price

14. Current trends indicate that the economic recovery process will begin soon. However, it is likely to be a slow process, and it will probably take several years to complete recovery, and full growth is achieved. We assess the risk of major depression to be low.

15. There is a high risk that new competitors will arrive in the relevant marketplace. Dome's continuous management improvement strategy and cost control methods will help us to stay on top of customer preference. The headphone customer buying patterns are not likely to significantly change over the next five years. Besides, the population growth predicted in the area will increase the chances to maintain and boost sales.

16. According to expert estimates, the inflation rate is likely to remain under control over the next five years. We have accounted for a 2 percent annual inflation rate. All of Dome's operations are in U.S. dollars, and both equipment and materials are manufactured in the United States and Taiwan. No currency risk is accounted for at the time of this writing.

17. U.S. taxation and economic policy changes: These changes are likely to occur, and it is not clear how they might influence Dome's financial performance. That is another reason why Dome estimates are conservative. This risk is high.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	**52,762,500**	**48,000,000**	**Yes**	**N/A**

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuers discretion

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer, or transactions with related parties (portions of § 227.201(m))

As a minority owner of [**Dome Audio Inc.**], investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have minority ownership in [**Dome Audio Inc.**] and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively.

Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on the transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date, and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Private Investor (s)	$180,500.00	7%	25-Dec-2020
Worldwide Stock Transfer LLC	$85,348.00	0%	Vested

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose the date of the offering; the offering exemption relied upon; the type of securities offered, and the number of securities sold, and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no

earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and nature, and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements, or relationships. (§ 227.201(r))

Does not apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources, and historical results of operations. The discussion must cover each period for which the financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity, and other challenges. For companies with operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors if any. (§ 227.201(s))

The current financial condition of the company stays consistent (no material changes) with prior year financial statements. As a pre revenue business the company maintains a low "burn" rate and a majority of it's investment dollars poured into the R&D / Production of the first generation units. Specifically, since 2019 the company has secured a 3PL partnership and manufacturing partners to align with its fall release date of 2021. As noted, the current liquidity of the company in practice goes unchanged all investment dollars were utilized in preparation for is 2021 fall release date.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity, and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with the United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

[**Dome Audio Inc**] has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

[**Dome Audio Inc**] will file a report electronically with the SEC annually and post the report on its website ([**domeaudioinc.com**) no later than 120 days after the end of each fiscal year covered by the report.